UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-07201

AVX Corporation

(Exact name of registrant as specified in its charter)

1 AVX Boulevard

Fountain Inn, South Carolina 29644

(864) 967-2150

(Address, including zip code, and telephone number, including area code, of principal executive offices)

Class A Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(l)(i)	☒
Rule 12h-3(b)(l)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)

(1)

On March 30, 2020, pursuant to the Agreement and Plan of Merger, dated February 21, 2020, among AVX Corporation (the “Company”), Kyocera Corporation (“Parent”), and Arch Merger Sub Inc., a wholly-owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 10, 2020	AVX CORPORATION

	By:	/s/ Michael Hufnagel
Michael E. Hufnagel
Senior Vice President, Chief Financial Officer and Treasurer